Rio Tinto plc

6 St James’s Square

London SW1Y 4AD

United Kingdom

March 3, 2016

US Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of disclosure filed in Exchange Act Annual Report under Section

219 of the Iran Threat Reduction and Syrian Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Dear Sirs:

Pursuant to Section 219 of the Iran Threat Reduction and Syrian Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Rio Tinto plc has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2015, which was filed with the Securities and Exchange Commission on March 3, 2016. Such disclosure is on p. 37 of the Annual Report on Form 20-F and is incorporated by reference herein.

Respectfully,

/s/ Eleanor Evans

Eleanor Evans

Company Secretary

Rio Tinto plc. Registered office 6 St James’s Square, London, SW1Y 4AD, United Kingdom.

Registered in England No. 719885.